Room 4561

June 2, 2006

Mr. James D. Burchetta
President and Chief Executive Officer
Debt Resolve, Inc.
707 Westchester Avenue, Suite L7
White Plains, New York 10604

Re: Debt Resolve, Inc.
**   Preliminary Information Statement on Schedule 14C filed May 25, 2006**
**   File No. 0-29525**

Dear Mr. Burchetta:

        This is to advise you that we have limited our review of the above filing to the matters
addressed in the comments below. Where indicated, we think you should revise your document
in response to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this information, we
may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or any other aspect of our review.   Feel free to call us at the
telephone numbers listed at the end of this letter.

<u>Preliminary Information Statement on Schedule 14C</u>

1.   We note your reference to a proposed initial public offering of your shares in connection
        with the reverse stock split proposal. Please include the necessary legend pursuant to
        Rule 135(a)(1) under the Securities Act.

2.   In light of the increase in available capital as a result of a possible reverse stock split and
        your amendment to your charter, please refer to Release No. 34-15230 and discuss other
        anti-takeover mechanisms that may be present in your governing documents or otherwise
        and whether there are any plans or proposals to adopt other provisions or enter into other
        arrangements that may have material anti-takeover consequences.

*　　　*　　　*　　　*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Barbara C. Jacobs
Assistant Director